PACHOLDER HIGH YIELD FUND, INC.

270 PARK AVENUE

NEW YORK, NEW YORK 10017

VIA EDGAR

February 27, 2017

Alison White

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Pacholder High Yield Fund, Inc. (the “Fund”); File Nos. 811-05639 –
Preliminary Proxy Statement

Dear Ms. White:

This letter is in response to the comments you provided with respect to the Preliminary Proxy Statement filed on behalf of the Fund on February 16, 2017. Our responses to your comments are set forth below. We will incorporate the changes referenced below into the Definitive Proxy Statement.

1.	Comment: In addition to including the number of shares outstanding, please also state the numbers of votes to which each class is entitled.

Response: The disclosure will be revised in response to your comment to note that: Each full share of the Fund’s Common Stock is entitled to one vote and each fractional share of the Fund’s Common Stock is entitled to a proportionate share of one vote.

2.	Comment: Page 2 of the proxy statement states that Proposal 2 requires a plurality of votes cast at the meeting to be approved. Please explain what a “plurality” means.

Response: The disclosure will be revised in response to your comment to note that: “Plurality” means that the nominees who receive the largest number of votes cast “for” are elected as directors.

3.	Comment: Page 3 of the proxy statement states that the Board considered alternatives to liquidation. Please disclose what alternatives the Board considered.

Response: The disclosure will be revised in response to your comment to note that merging the Fund and open-ending the Fund were considered.

4.	Comment: Please clarify in the Officers table on page 22 of the proxy statement that the term of office for each officer is indefinite.

Response: The table will be revised in response to your comment.

5.	Comment: On page 25, please include the name and address of the principal underwriter of the Fund pursuant to Schedule 14A, Item 22(a)(3)(i).

Response: The Fund is a closed-end investment company. Currently, the Fund does not have a principal underwriter because it is not engaged in an offering of its shares.

6.	Comment: The Fund’s audit committee charter includes a reference to an Exhibit A and an Exhibit B. Please include these exhibits as part of the audit committee charter in the filing.

Response: Exhibits A and B will be included in the Definitive Proxy Statement.

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We hope that the Staff finds this letter responsive to the Staff’s comments. Should members of the Staff have any questions or comments concerning this letter, please call the undersigned at (212) 648-0919.

Sincerely,

/s/ Carmine Lekstutis
Carmine Lekstutis
Assistant Secretary